Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED
2004 JUL 26 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 20, 2004

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04035723

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2004 first half unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 7/26

**Audit and Control Division**
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
**ธนาคารกรุงเทพ จำกัด (มหาชน)**
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
**Bangkok Bank Public Company Limited**
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

# Summary Statement of Assets and Liabilities *

C.B. 1.1



**As of 30 June, 2004**

| ASSETS | Baht |
|---|---|
| Cash | 20,573,581,338.11 |
| Interbank and money market items | 77,324,371,383.86 |
| Securities purchased under resale agreements | 56,500,000,000.00 |
| Investment in securities, net (with obligations Baht 140,020,922,000.00) | 362,835,883,381.93 |
| Credit advances (net of allowance for doubtful accounts) | 768,633,629,648.34 |
| Accrued interest receivables | 1,028,108,314.82 |
| Properties foreclosed, net | 27,421,913,015.78 |
| Customers' liabilities under acceptances | 1,022,905,993.74 |
| Premises and equipment, net | 29,535,096,769.55 |
| Other assets | 11,436,919,956.68 |
| Total Assets | 1,356,312,409,802.81 |
| Customers' liabilities under unmatured bills | 9,831,421,527.51 |
| Total | 1,366,143,831,330.32 |
| **LIABILITIES** | |
| Deposits | 1,155,544,242,760.50 |
| Interbank and money market items | 27,641,040,434.39 |
| Liabilities payable on demand | 4,471,570,261.77 |
| Securities sold under repurchase agreements | 2,000,000,000.00 |
| Borrowings | 39,537,976,414.14 |
| Bank's liabilities under acceptance | 1,022,905,993.74 |
| Other liabilities | 19,589,399,735.15 |
| Total Liabilities | 1,249,807,135,599.69 |
| **SHAREHOLDERS' EQUITY** | |
| Paid-up share capital | |
| (registered share capital Baht 40,000,000,000.00) | 19,088,428,940.00 |
| Reserves and net profit after appropriation | 56,346,232,013.75 |
| Other reserves and profit and loss account | 31,070,613,249.37 |
| Total Shareholders' Equity | 106,505,274,203.12 |
| Total Liabilities and Shareholders' Equity | 1,356,312,409,802.81 |
| Bank's liabilities under unmatured bills | 9,831,421,527.51 |
| Total | 1,366,143,831,330.32 |

| | |
|---|---|
| Non-Performing Loans for the quarter ended June 30, 2004 | |
| (20.49% of total loans before allowance for doubtful accounts) | 185,436,924,353.87 |
| Required provisioning for loan loss for the quarter ended June 30, 2004 | 86,240,961,573.27 |
| Actual allowance for doubtful accounts | 128,166,967,166.48 |
| Loans to related parties | 36,180,951,863.33 |
| Loans to related asset management companies | 5,789,960,000.00 |
| Loans to related parties due to debt restructuring | 55,401,312,754.45 |
| Borrowings as part of subordinated debentures cum preferred shares to be | |
| included in the Tier 1 Capital , permitted by the Bank of Thailand | 13,164,183,450.00 |
| Legal capital fund | 120,761,504,159.39 |
| Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial | |
| Banking Act B.E.2505 and amended Act, Section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 14,903,379,809.45 |
| Total liabilities | 1,408,359.84 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 13,388,295,398.89 |
| Letters of credit | 29,973,902,702.61 |

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

# BANGKOK BANK PUBLIC COMPANY LIMITED

## Balance Sheets

Unit : Baht

| | "Unaudited" As at June 30, 2004 | "Audited" As at December 31, 2003 | Increase(Decrease) | % |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | 20,573,581,338 | 28,239,949,393 | (7,666,368,055) | (27.1) |
| Interbank and money market items | 77,324,371,384 | 113,357,615,135 | (36,033,243,751) | (31.8) |
| Securities purchased under resale agreements | 56,500,000,000 | 77,094,000,000 | (20,594,000,000) | (26.7) |
| Investment in securities, net | 362,835,883,382 | 355,751,445,271 | 7,084,438,111 | 2.0 |
| Loans | 896,670,494,793 | 848,858,840,522 | 47,811,654,271 | 5.6 |
| Accrued interest receivables | 1,028,108,315 | 1,032,342,856 | (4,234,541) | (0.4) |
| Less Allowance for doubtful accounts and for debt restructuring | (128,036,865,145) | (135,378,952,847) | 7,342,087,702 | 5.4 |
| Properties foreclosed, net | 27,421,913,016 | 26,007,863,872 | 1,414,049,144 | 5.4 |
| Customers' liabilities under acceptances | 1,022,905,994 | 1,139,411,676 | (116,505,682) | (10.2) |
| Premises and equipment, net | 29,535,096,770 | 29,878,803,771 | (343,707,001) | (1.2) |
| Other assets | 11,436,919,957 | 12,867,658,337 | (1,430,738,380) | (11.1) |
| Total Assets | 1,356,312,409,803 | 1,358,848,977,986 | (2,536,568,183) | (0.2) |
| **Liabilities** | | | | |
| Deposits | 1,155,544,242,761 | 1,114,909,898,006 | 40,634,344,755 | 3.6 |
| Interbank and money market items | 27,641,040,434 | 38,166,283,047 | (10,525,242,613) | (27.6) |
| Liabilities payable on demand | 4,471,570,262 | 6,743,281,614 | (2,271,711,352) | (33.7) |
| Securities sold under repurchase agreements | 2,000,000,000 | - | 2,000,000,000 | 100.0 |
| Borrowings | 39,537,976,414 | 77,622,827,575 | (38,084,851,161) | (49.1) |
| Bank's liabilities under acceptances | 1,022,905,994 | 1,139,411,676 | (116,505,682) | (10.2) |
| Other liabilities | 19,589,399,735 | 18,038,746,830 | 1,550,652,905 | 8.6 |
| Total liabilities | 1,249,807,135,600 | 1,256,620,448,748 | (6,813,313,148) | (0.5) |
| **Shareholders' Equity** | | | | |
| Paid-up share capital | 19,088,428,940 | 19,088,428,940 | - | 0.0 |
| Reserves and net profit after appropriation | 56,346,232,014 | 49,636,815,878 | 6,709,416,136 | 13.5 |
| Other reserves and profit and loss account | 31,070,613,249 | 33,503,284,420 | (2,432,671,171) | (7.3) |
| Total Shareholders' Equity | 106,505,274,203 | 102,228,529,238 | 4,276,744,965 | 4.2 |
| Total Liabilities and Shareholders' Equity | 1,356,312,409,803 | 1,358,848,977,986 | (2,536,568,183) | (0.2) |

# BANGKOK BANK PUBLIC COMPANY LIMITED

## STATEMENTS OF INCOME

## FOR THE QUARTERS ENDED JUNE 30,

## (UNAUDITED)

Unit : Baht

| | | 2004 | 2003 | Increase (Decrease) | % |
|---|---|---|---|---|---|
| Interest and dividend income | | | | | |
| Interest on loans | | 8,330,005,059 | 7,962,694,041 | 367,311,018 | 4.6 |
| Interest on interbank and money market items | | 574,245,940 | 829,111,059 | (254,865,119) | (30.7) |
| Investments | | 2,449,476,105 | 2,911,935,874 | (462,459,769) | (15.9) |
| Total interest and dividend income | | 11,353,727,104 | 11,703,740,974 | (350,013,870) | (3.0) |
| Interest expenses | | | | | |
| Interest on deposits | | 2,428,348,092 | 3,619,386,699 | (1,191,038,607) | (32.9) |
| Interest on interbank and money market items | | 95,400,364 | 106,851,364 | (11,451,000) | (10.7) |
| Interest on borrowings | | 909,049,016 | 2,526,626,614 | (1,617,577,598) | (64.0) |
| Total interest expenses | | 3,432,797,472 | 6,252,864,677 | (2,820,067,205) | (45.1) |
| Net interest and dividend income | | 7,920,929,632 | 5,450,876,297 | 2,470,053,335 | 45.3 |
| Bad debt and doubtful accounts | | | | | |
| and loss on debt restructuring | | 1,043,691,738 | 1,136,669,719 | (92,977,981) | (8.2) |
| Non-interest income | | | | | |
| Gain on investments, net | | 117,239,572 | 1,618,393,596 | (1,501,154,024) | (92.8) |
| Fees and service income | | 2,917,260,955 | 2,711,699,108 | 205,561,847 | 7.6 |
| Gain on exchange, net | | 644,234,875 | 699,683,245 | (55,448,370) | (7.9) |
| Other income | | 508,669,171 | 378,610,216 | 130,058,955 | 34.4 |
| Total non-interest income | | 4,187,404,573 | 5,408,386,165 | (1,220,981,592) | (22.6) |
| Non-interest expenses | | | | | |
| Personnel expenses | | 2,104,968,068 | 2,061,473,333 | 43,494,735 | 2.1 |
| Premises and equipment expenses | | 1,211,710,990 | 1,141,577,885 | 70,133,105 | 6.1 |
| Taxes and duties | | 406,925,125 | 498,310,846 | (91,385,721) | (18.3) |
| Fees and service expenses | | 551,787,125 | 424,013,473 | 127,773,652 | 30.1 |
| Contributions to the Financial Institutions | | | | | |
| Development Fund | | 1,047,887,466 | 1,006,845,524 | 41,041,942 | 4.1 |
| Other expenses | | 1,446,560,920 | 1,855,570,912 | (409,009,992) | (22.0) |
| Total non-interest expenses | | 6,769,839,694 | 6,987,791,973 | (217,952,279) | (3.1) |
| Income before income tax | | 4,294,802,773 | 2,734,800,770 | 1,560,002,003 | 57.0 |
| Income tax expenses | | - | - | - | |
| **Net income** | | 4,294,802,773 | 2,734,800,770 | 1,560,002,003 | 57.0 |
| **Earnings per share** | **Baht** | 2.25 | 1.87 | 0.38 | 20.3 |
| **Weighted average number of** | | | | | |
| **ordinary shares** | **Shares** | 1,908,497,894 | 1,466,495,694 | 442,002,200 | 30.1 |

# BANGKOK BANK PUBLIC COMPANY LIMITED

## STATEMENTS OF INCOME

## FOR THE HALF YEARS ENDED JUNE 30,

## (UNAUDITED)

Unit : Baht

| | | 2004 | 2003 | Increase (Decrease) | % |
|---|---|---|---|---|---|
| Interest and dividend income | | | | | |
| Interest on loans | | 16,241,965,817 | 16,716,817,563 | (474,851,746) | (2.8) |
| Interest on interbank and money market items | | 1,334,218,103 | 2,139,975,270 | (805,757,167) | (37.7) |
| Investments | | 5,382,314,799 | 6,028,940,686 | (646,625,887) | (10.7) |
| Total interest and dividend income | | 22,958,498,719 | 24,885,733,519 | (1,927,234,800) | (7.7) |
| Interest expenses | | | | | |
| Interest on deposits | | 4,901,988,436 | 7,697,491,995 | (2,795,503,559) | (36.3) |
| Interest on interbank and money market items | | 208,340,916 | 211,850,991 | (3,510,075) | (1.7) |
| Interest on borrowings | | 3,251,073,230 | 5,036,342,399 | (1,785,269,169) | (35.4) |
| Total interest expenses | | 8,361,402,582 | 12,945,685,385 | (4,584,282,803) | (35.4) |
| Net interest and dividend income | | 14,597,096,137 | 11,940,048,134 | 2,657,048,003 | 22.3 |
| Bad debt and doubtful accounts | | | | | |
| and loss on debt restructuring | | 2,062,034,180 | 2,341,945,436 | (279,911,256) | (12.0) |
| Non-interest income | | | | | |
| Gain on investments, net | | 462,413,870 | 2,015,132,680 | (1,552,718,810) | (77.1) |
| Fees and service income | | 5,876,677,510 | 5,510,131,701 | 366,545,809 | 6.7 |
| Gain on exchange, net | | 1,314,924,812 | 1,369,921,842 | (54,997,030) | (4.0) |
| Other income | | 905,016,438 | 499,157,255 | 405,859,183 | 81.3 |
| Total non-interest income | | 8,559,032,630 | 9,394,343,478 | (835,310,848) | (8.9) |
| Non-interest expenses | | | | | |
| Personnel expenses | | 4,217,489,339 | 4,095,040,407 | 122,448,932 | 3.0 |
| Premises and equipment expenses | | 2,266,294,234 | 2,284,902,001 | (18,607,767) | (0.8) |
| Taxes and duties | | 953,414,415 | 1,040,590,336 | (87,175,921) | (8.4) |
| Fees and service expenses | | 1,580,210,353 | 879,427,091 | 700,783,262 | 79.7 |
| Contributions to the Financial Institutions | | | | | |
| Development Fund | | 2,095,774,932 | 2,013,691,047 | 82,083,885 | 4.1 |
| Other expenses | | 2,368,607,797 | 4,033,400,265 | (1,664,792,468) | (41.3) |
| Total non-interest expenses | | 13,481,791,070 | 14,347,051,147 | (865,260,077) | (6.0) |
| Income before income tax | | 7,612,303,517 | 4,645,395,029 | 2,966,908,488 | 63.9 |
| Income tax expenses | | - | - | - | |
| **Net income** | | 7,612,303,517 | 4,645,395,029 | 2,966,908,488 | 63.9 |
| **Earnings per share** | **Baht** | 3.99 | 3.17 | 0.82 | 25.9 |
| **Weighted average number of** | | | | | |
| **ordinary shares** | **Shares** | 1,908,497,894 | 1,466,495,694 | 442,002,200 | 30.1 |

**Summary of Financial Results for the Period ended June 30, 2004,**

**Bangkok Bank Public Company Limited**

Significant items in the first period of 2004

In the first half of 2004, Bangkok Bank recorded a net profit of Baht 7.6 billion, an increase of Baht 3.0 billion, or 63.9 percent, compared with the first half of 2003.

The Bank's total loans as at the end of June 2004 amounted to Baht 768.6 billion, an increase of Baht 55.2 billion from that at end of 2003. Total deposits amounted to Baht 1,155.5 billion, an increase of Baht 40.6 billion.

The Bank used Baht 63.3 billion of other reserves, Baht 11.5 billion of legal reserves, and Baht 25.8 billion of share premium reserves to offset the retained losses of Baht 100.6 billion, as approved at the annual general shareholders' meeting on April 9, 2004. This did not impact shareholders' equity or the Bank's capital.

On April 2, 2004 the Bank redeemed Baht 28.4 billion worth of its Capital Augmented Preferred Securities (CAPS) and restructured interest payments on the remaining CAPS which amounted to Baht 17.6 billion.

Important items on the balance sheet

Total assets as of June 30, 2004 amounted to Baht 1,356.3 billion, a decrease of Baht 2.5 billion, or 0.2 percent, compared with December 31, 2003. Significant items for the six-month period ended June 2004 were as follows:

Cash totaled Baht 20.6 billion, a decrease of Baht 7.7 billion, or 27.1 percent, from the previous period. This was due to the higher amount of cash set aside in December 2003 during the New Year festival.

Interbank and money market assets amounted to Baht 77.3 billion, a decrease of Baht 36.0 billion, or 31.8 percent, from December. This was due to a decrease in the Bank's deposits at other financial institutions.

Securities purchased under resale agreements amounted to Baht 56.5 billion, a decrease of Baht 20.6 billion from December. This was due to the Bank's liquidity management activities.

Net investments amounted to Baht 362.8 billion, an increase of Baht 7.1 billion, or 2.0 percent, from December with investments in debt instruments amounting to Baht 330.3 billion, an increase of Baht 7.7 billion, and investments in equities totaling Baht 32.5 billion, a decrease of Baht 605 million.

Loans amounted to Baht 896.7 billion, an increase of Baht 47.8 billion, or 5.6 percent, from December. Total Loan loss reserves amounted to Baht 128.0 billion, a decrease of Baht 7.3 billion.

As of June 30, 2004, the Bank had loans and accrued interest receivables, classified in accordance with the directives of the Bank of Thailand, and the respective reserves as follows:

(billion Baht)

| | Loans and Accrued Interest Receivable* | Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT * | % Required by BOT | Reserves ** Recorded by Bank |
|---|---|---|---|---|
| 1.1 Allowance for doubtful accounts from classified loans | | | | |
| Normal | 691,004 | 365,701 | 1 | 3,657 |
| Special Mentioned | 21,495 | 5,231 | 2 | 104 |
| Substandard | 19,557 | 2,688 | 20 | 538 |
| Doubtful | 60,096 | 39,662 | 50 | 19,831 |
| Doubtful of Loss | 106,411 | 50,114 | 100 | 50,114 |
| **Total** | 898,563 | 463,396 | | 74,244 |
| 1.2 Revaluation allowance for debt restructuring | | | | 11,867 |
| ***Total 1.1 and 1.2*** | | | | 86,111 |
| Allowance established in excess of BOT's regulations | | | | 41,926 |
| Total allowance for doubtful accounts and revaluation allowance for debt restructuring | | | | 128,037 |

* Excluding interbank and money market items amounting to Baht 8,405.3 billion
** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 130.1 million.

During the six month period, the Bank restructured loans of Baht 31.4 billion. Non-performing loans (including interbank and money market items), defined as per the Bank of Thailand's regulations, as of the end of June 2004 were as follows:

| | (billion Baht) |
|---|---|
| Non- performing loans (NPL) | 185,436.9 |
| Total loans used for NPL ratio calculation | 905,073.2 |
| NPL as percentage of total loans | 20.5 |

Net foreclosed properties amounted to Baht 27.4 billion, an increase of Baht 1.4 billion, or 5.4 percent, from December. This was due to additional transfers of foreclosed properties from debtors to the Bank.

Liabilities as of June 30, 2004, totaled Baht 1,249.8 billion, a decrease of Baht 6.8 billion, or 0.5 percent, from December 31, 2003. Significant items were as follows:

Total deposits amounted to Baht 1,155.5 billion, an increase of Baht 40.6 billion, or 3.6 percent, from December, while interbank and money market liabilities declined by Baht 10.5 billion, or 27.6 percent to Baht 27.6 billion.

Borrowings totaled Baht 39.5 billion, a decrease of Baht 38.1 billion, or 49.1 percent, primarily because the Bank redeemed Baht 28.4 billion worth of its Capital Augmented Preferred Securities (CAPS), adjusted the terms on the remaining CAPS of Baht 17.6 billion and Baht 9.8 billion of the Bank's subordinated convertible debentures reached maturity.

Net shareholders' equity totaled Baht 106.5 billion, an increase of Baht 4.3 billion, or 4.2 percent, from December. The increase in net shareholders' equity was in part due to the profit of Baht 7.6 billion for the first half of 2004.

The Bank's capital adequacy ratio and Tier 1 capital ratio using the Bank of Thailand's definition were approximately 13.7 percent and 10.1 percent, respectively. With the inclusion of the net profits for the first half of 2004, the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 14.6 percent and 11.0 percent, respectively.

In this period, the Bank transferred Baht 63.3 billion of other reserves, Baht 11.5 billion of legal reserves, and Baht 25.8 billion of share premium reserves to offset the retained losses of Baht 100.6 billion, as approved at the annual general shareholders' meeting on April 9, 2004.

<u>Significant items in the statement of income for the six month period ended June 2004 of 2004</u>

In the first half of 2004, the Bank earned a net profit of Baht 7.6 billion, an increase of Baht 3.0 billion, or 63.9 percent, from the same period in 2003. Significant items for the six month period ending June 2004 were as follows:

Net interest and dividend income for the period was equal to Baht 14.6 billion, an increase of Baht 2.7 billion, or 22.3 percent, from the first half of 2003. This was because the decline in interest and dividend income was smaller than the decrease in interest expenses.

The Bank's interest and dividend income declined by Baht 1.9 billion or 7.7 percent to Baht 23.0 billion, largely as a result of lower interest rates.

Interest expenses totaled Baht 8.4 billion, a decrease of Baht 4.6 billion, or 35.4 percent, from the first half of 2003, partly due to a decline in deposit interest rates and partly due to the decrease in interest expenses on the partial redemption of the Capital Augmented Preferred Securities (CAPS), the adjustment of terms on the remaining CAPS and the subordinated convertible debentures that had matured.

Provisions for bad debts and doubtful accounts and for losses on debt restructuring totaled Baht 2.1 billion, a decrease of Baht 280 million from the first half of 2003.

Non-interest income totaled Baht 8.6 billion, a decrease of Baht 835 million, or 8.9 percent, from the first half of 2003.

Net gain on investments totaled Baht 462 million, a decline of Baht 1.6 billion from the first half of 2003.

Net fees and service income amounted to Baht 5.9 billion, an increase of Baht 367 million, or 6.7 percent, from the first half of 2003.

The Bank's non-interest expenses totaled Baht 13.5 billion, a decrease of Baht 865 million, or 6.0 percent, from the first half of 2003. The result was due to a decrease of Baht 1.4 billion in provisioning for foreclosed assets, but partially offset by an increase in legal fees of Baht 549 million.

# 57.0% increase in Bangkok Bank's net profit

Bangkok Bank has announced a net profit of Baht 4.3 billion for the second quarter ended June 2004, an increase of Baht 1.6 billion or 57.0 percent year-on-year.

The highlights, which contributed to the strong profit performance, included a sharp increase in net interest income, a rise in net lending and a fall in non-performing loans.

On April 2, 2004 Bangkok Bank redeemed the Capital Augmented Preferred Securities (CAPS) amounting to Baht 28.4 billion and adjusted the terms of the remaining Baht 17.6 billion of CAPS. This resulted in a significant improvement in the Bank's funding costs.

Net interest income rose by Baht 1.2 billion or 18.6 percent from the first quarter. Interest expenses fell from Baht 4.9 billion to Baht 3.4 billion, mainly due to the CAPS redemption and adjustment of terms, while interest income fell from Baht 11.6 billion to Baht 11.4 billion, mainly due to a decline in interest income from investments.

Non-interest income declined by Baht 0.2 billion to Baht 4.2 billion from the first quarter. Non-interest expenses amounted to Baht 6.8 billion, increasing slightly by Baht 58 million from the first quarter.

Loans increased by Baht 47.8 billion to Baht 896.7 billion, for the half year to the end of June. This is the strongest half yearly increase in loans Bangkok Bank has experienced in more than six years.

Non-performing loans fell from Baht 210.8 billion at the end of December 2003 to Baht 185.4 billion at the end of June 2004, which is equivalent to 20.5 percent of total loans. In this quarter the Bank set aside provisioning of Baht 1.0 billion in loan loss reserves, with total loan loss reserves now amounting to Baht 128.0 billion or equivalent to 69.0 per cent of non-performing loans.

At the end of June total deposits stood at Baht 1,155.5 billion, an increase of Baht 40.6 billion or 3.6 percent from December 2003.

Total assets declined slightly by Baht 2.5 billion over the six-month period to the end of June, despite the impact of the CAPS' redemption of Baht 28.4 billion.

Shareholders' equity rose from Baht 102.2 billion at year-end to Baht 106.5 billion at the end of June.

The Bank's capital adequacy ratio at the end of June, including the half-year 2004 profit, was estimated to be 14.6 percent, while the Tier 1 capital ratio was estimated to be 11.0 percent.